EXHIBIT 23.1

September 10, 2008

Board of Directors
Playlogic Entertainment, Inc.
Concertgebouwplein 13, 1071 LL
Amsterdam
The Netherlands

Gentlemen:

This letter acknowledges that Playlogic Entertainment, Inc. (Company) (SEC File # 0-49649, CIK # 1141590) has complied in full with our written demand for payment dated June 14, 2007.

Accordingly, we formally withdraw our October 7, 2007 letter to the Company’s Board of Directors & Audit Committee whereby we withdrew our audit opinion dated December 11, 2006 on the restated consolidated financial statements of Playlogic Entertainment, Inc. as of and for the year ended December 31, 2005 as contained in the Annual Report on Form 10-KSB for the year ended December 31, 2006 as filed with the U. S. Securities and Exchange Commission on or about April 17, 2007 for the Company’s failure in its obligation and commitment to satisfy and pay certain outstanding invoices.

As a result of the Company’s satisfaction of their obligation on this date (September 10, 2008), we hereby specifically consent to the inclusion of our aforementioned audit opinion in the Company’s Annual Report on Form 10-KSB for the year ended December 31, 2006, retroactive to October 2, 2007, the date of our original correspondence.

We specifically state that we are unaware of and have not been made aware of any changes to the Company’s published financial information for the year ended December 31, 2005 that may have occurred between April 17, 2007 and the date of this letter and we specifically state that we have performed no procedures of any type on the Company’s December 31, 2005 financial statements subsequent to the December 11, 2006 date of our reinstated auditor’s report.

Sincerely,

S. W. Hatfield, CPA

/s/ Scott W. Hatfield

Scott W. Hatfield, CPA
SWH/